UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Investor Relations PRESS RELEASE

Televisa Announces Transformative Content Oﬀering at 2019 Upfront

·	Nine out of the 10 most watched TV shows in Mexico were produced by Televisa.
·	Our Flagship network, Las Estrellas, doubles the audience of its closest competitor.
·	Televisa is leader in digital content generation in Mexico. Its platforms register 18 million unique users per month, on average.
·	Televisa is the worldwide leader in Spanish-language content and continues to create new and innovative formats and partner with global companies.

Mexico City, October 29, 2018 – Grupo Televisa, S.A.B. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) announced its new content oﬀerings, expanding its scripted programming into new formats and genres, relaunching its sports brand, and continuing the technological transformation of its news division.

The event took place on Friday, October 26, at the Company's San Angel studios and was hosted by Emilio Azcárraga, Executive Chairman of the Board of Grupo Televisa, and Bernardo Gómez and Alfonso de Angoitia, Co-Chief Executive Oﬃcers of Grupo Televisa.

Mexico's President-elect Andrés Manuel López Obrador was among the distinguished guests who attended the event, as well as some of his closest collaborators and the leadership of the Mexican Congress. "This Company is extraordinary for Mexico," said the President-elect in an interview during the event with Denise Maerker, Televisa's nightly news anchor.

Patricio Wills, President of Televisa Studios, unveiled a wide range of new formats, storylines and genres, from science fiction and comedy to contemporary literature adapted for television. Of note, Wills highlighted the scheduled production of "The Last Dragon" from famed Spanish novelist and writer Arturo Pérez-Reverte, which will be a very ambitious production for free to air television, with scenes filmed in Mexico, Spain, the United States and Japan.

Wills also emphasized the Company's commitment to Televisa's audiences and to its advertising clients to produce solid and innovative content and described plans to launch additional production partnerships with global content distributors, such as Amazon. "Innovation is at the heart of everything we are doing. We are innovating not only to strengthen our core content properties, but also to reach audiences beyond our traditional markets. The world is our target," said Wills.

Leopoldo Gómez, News Vice President of Grupo Televisa described the technological transformation of the Company's news operation, introduced new formats, and highlighted the role of this division as a key platform for debates in the country, helping them transcend every sector of the population.

Gómez also explained the role played by Televisa News in the production of the series "A Strange Enemy", for Amazon: "We want to tell the stories that matter, and show them on every platform possible, always with the transparency and editorial discipline that characterizes our operation, which diﬀerentiates us from traditional news," said Gómez. The eight-episode series is available in 200 countries and the development of a new season is underway.

"It has been a great experience to work with Televisa. We found to have a great fit with them," said Pablo Iacoviello, Head of Content Acquisition for Amazon Prime Video for Latin America.

Juan Carlos Rodríguez, Head of Sports for Televisa and Univision, spoke about the success of Televisa during its coverage of the 2018 Soccer World Cup. "Close to 80% of Mexico watched the World Cup on our networks," said Rodríguez. He also highlighted several initiatives to expand the reach with the audience, including the relaunch of the brand in coordination with Univision.

"In 2017, Televisa initiated a major undertaking with a deep transformation of its content division. This transformation has continued throughout 2018, and the new programming announced at our upfront presentation underscores the quality of our team, from general entertainment content, to sports, to news and to our presence in digital platforms," said Alfonso de Angoitia and Bernardo Gómez.

Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward Looking Statements" in the Company's Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or "OTT" services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa's cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 29, 2018	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel